SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Schedule 13D
			Under the Securities Exchange Act of 1934
	(Amendment No. 8)*

			                   PCA International, Inc.
	(Name of Issuer)

	                         Common Stock
	(Title of Class of Securities)

	         693180-10-1
	(CUSIP Number)

	Joseph H. Reich
	900 Third Avenue, New York, NY  10022
	                      (212) 753-5150
	(Name, Address and Telephone Number of Person
	Authorized to Receive Notices and Communications)

	         August 25, 1998
	(Date of Event which Requires Filing
	of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
	(continued on following page(s))

Cusip No.:     693180-10-1

1)    Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person:  Joseph H. Reich

2)	Check the Appropriate Box if a Member of a Group
	(a) [   ]
	(b) [ X ]

3)	SEC Use Only:
4)	Source of Funds:
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)	Citizenship or Place of Organization:       United States

	Number of	   (7)  Sole Voting Power:		  115,405
	 	Shares
	 	Beneficially   (8)  Shared Voting Power:	          -0-
	 	Owned by
	 	Each		   (9)  Sole Dispositive Power:	  115,405
	 	Reporting
	 	Person With	  (10)  Shared Dispositive Power:       -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:    115,405


12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                        [   ]

13)	Percent of Class Represented by Amount in Row (11): 4.90%
	      (inclusive of shares beneficially owned by Xanadu Partners)

14)	Type of Reporting Person:                IN

Cusip No.:    693180-10-1

1)	Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Centennial Associates, L.P.
					 (13-2860099)

2)	Check the Appropriate Box if a Member of a Group
	(a) [   ]
	(b) [ X ]

3)	SEC Use Only:
4)	Source of Funds:
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)	Citizenship or Place of Organization:       Delaware

	Number of		(7)  Sole Voting Power:		    -0-
	Shares
	Beneficially	(8)  Shared Voting Power:	    -0-
	Owned by
	Each			(9)  Sole Dispositive Power:	    -0-
	Reporting
	Person With      (10)  Shared Dispositive Power:    -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  -0-


12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                        [   ]

13)	Percent of Class Represented by Amount in Row (11): 0%

14)	Type of Reporting Person:                PN

Cusip No.:   693180-10-1

1)	Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person:  Carol F. Reich

2)	Check the Appropriate Box if a Member of a Group
	(a) [   ]
	(b) [ X ]

3)	SEC Use Only:
4)	Source of Funds:
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)	Citizenship or Place of Organization:    United States

	Number of		(7)  Sole Voting Power:			  -0-
	Shares
	Beneficially	(8)  Shared Voting Power:		  -0-
	Owned by
	Each			(9)  Sole Dispositive Power:		  -0-
	Reporting
	Person With      (10)  Shared Dispositive Power:	  -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:   -0-


12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                        [   ]

13)	Percent of Class Represented by Amount in Row (11):   0%

14)	Type of Reporting Person:                IN

Cusip No.:    693180-10-1

1)	Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person:  Peter K. Seldin

2)	Check the Appropriate Box if a Member of a Group
	(a) [   ]
	(b) [ X ]

3)	SEC Use Only:
4)	Source of Funds:
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)	Citizenship or Place of Organization:     United States

	 Number of	   (7)  Sole Voting Power:	      -0-
	 Shares
	 Beneficially  (8)  Shared Voting Power:	      -0-
	 Owned by
	 Each		   (9)  Sole Dispositive Power:     -0-
	 Reporting
	 Person With  (10)  Shared Dispositive Power:   -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:    -0-


12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                        [   ]

13)	Percent of Class Represented by Amount in Row (11): 0%


14)	Type of Reporting Person:                IN

	This Amendment No. 8 to Schedule 13D, originally filed May 3, 1989 (the "Schedule 13D") by Joseph H. Reich, et al, relates to the common stock of PCA International, Inc. (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the
Schedule 13D. All information previously disclosed, except as set forth herein is reconfirmed.

Item 5.	Interest in Securities of the Issuer.
		Items 5 (a) and (b) of Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As of the date hereof, (i) Joseph H. Reich owns beneficially 115,405 shares of the Common Stock, constituting approximately 4.9% of the shares outstanding (such amounts include amounts owned beneficially by Xanadu Partners, ("Xanadu") a New York general partnership of which Mr. Reich is the Managing General Partner and shares held in an individual retirement account); (ii) Centennial no longer owns any shares of Common Stock;
(iii) Carol F. Reich no longer owns any shares of Common Stock; and (iv) Peter K. Seldin no longer owns any shares of Common Stock. The percentage used herein is based upon the 2,357,052 shares of Common Stock stated to be outstanding by the Company after giving effect to the merger (the "Merger") of Jupiter Acquisition Corp. ("Mergerco") with and into the Company pursuant to the terms of the Agreement and Plan of Merger, dated as of April 20, 1998, by and between Mergerco and the Company (the "Merger Agreement"). The Merger became effective on August 25, 1998 upon filing of the Articles of Merger with the Secretary of State of North Carolina.

(b) Mr. Reich has sole power to vote and dispose of: (i) 75,500 shares of Common Stock held in an individual retirement account for his benefit and
(ii) 39,905 shares of Common Stock beneficially owned by Xanadu. Mr. Reich is the Managing General Partner of Xanadu, a general partnership organized under the laws of the State of New York, with its principal office located at 900 Third Avenue, New York, NY 10022. Xanadu is an investment partnership and has not, in the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 5(c) of Schedule 13D is hereby supplemented by the addition of the following:

(c) On August 10, 1998, Mr. Seldin made a charitable contribution to Yale University of 170 shares of Common Stock. Pursuant to the Merger Agreement, each outstanding share of Common Stock, other than shares for which a Continuing Share Election was made, was converted into the right to receive $26.50 in cash (the "Cash Merger Consideration"); (i) Joseph
H. Reich made a Continuing Share Election to keep 75,500 shares of Common Stock, which are held in an individual retirement account; (ii) Centennial made a Continuing Share Election to keep 52,500 shares of Common Stock. On September 1, 1998, Centennial distributed a total of 52,500 shares of Common Stock as distributions-in-kind in respect of the partnership interests of three limited partners of Centennial, including Xanadu, who made withdrawals of capital effective as of August 31, 1998. Xanadu received 39,905 shares in the distribution. For purposes of the three distributions-in-kind, the shares were valued at $26.50 per share, the Cash Merger Consideration. All other shares held by the Reporting Persons were converted into the Cash Merger Consideration. No other transactions in the Common Stock were effected by any of the Reporting Persons during the 60-day period ending on the date hereof.

(e) The reporting persons ceased to beneficially own more than five percent of the Common Stock on August 25, 1998.

	SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  September 4, 1998
						JOSEPH H. REICH


						/s/Joseph H. Reich
						Joseph H. Reich


						CENTENNIAL ASSOCIATES, L.P.


						By: /s/Joseph H. Reich
						    Joseph H. Reich,
						    General Partner


						CAROL F. REICH


						By: /s/Joseph H. Reich
						    Joseph H. Reich, attorney-in-fact


						PETER K. SELDIN


				/s/ Peter K. Seldin
				Peter K. Seldin








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